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June 24, 2005

Ms. Michele Gohlke
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via: EDGAR Filing

Re: Comments on Form 10-K for the year ended December 31, 2004

Dear Ms. Gohlke:

Thank you for your letter dated May 31, 2005 re: Ultralife Batteries, Inc. Form 10-K for the year ended December 31, 2004 SEC File No. 0-20852. In the following paragraphs, we have provided responses to the questions you raised.

SEC QUESTION 1:

We note from your disclosure on page 9 that you enter into arrangements to sell your batteries through domestic and international distributors. Tell us and disclose in future filings the significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Also, tell us supplementally if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements in future filings to the extent sales through distributors are significant.

COMPANY RESPONSE 1:

As disclosed in our December 2004 Form 10-K, the Company sells batteries through international and domestic distributors, as well as through direct sales employees. This arrangement is generally a non-contractual agreement, which is subject to the Company's normal terms and conditions of sale, with revenue being recognized when product is shipped to the distributor, which typically represents the point when title transfers. The distributors have no right to price protection and no right of return with respect to inventory, unless the product does not meet the normal warranty terms. Generally, the Company's distributors do not maintain significant quantities of the Company's batteries in their inventory, as they purchase quantities to meet their customer demand.

The Company's product pricing is based upon established price lists. For instance, for 9-volt product, all customers receive pricing off of one price list, with pricing based upon volume discounts. For cylindrical non-rechargeable as well as rechargeable products, in addition to a standard price list, the Company has a certified VAD (Value Add


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Distributor) price list. Pricing on such price lists are based upon volume purchases, except for Military and Value Add Distributors, which have separate price lists.

In future 10-K filings, the policy for revenue recognition will be expanded to include accounting for distributor arrangements to the extent that those sales are significant.

SEC QUESTION 2:

Reference is made to your disclosure on page 9 stating that you have traditionally had a number of long-term sales contracts with customers." Expand in future filings to disclose the nature and terms of such contracts.

COMPANY RESPONSE 2:

The Company agrees to expand this disclosure in future filings to include the nature and significant terms of long-term sales contracts with customers.

SEC QUESTION 3:

It appears from your disclosure that you obtain certain grants/loans from government agencies to assist with various funding needs. Clarify to us how you account for funding received under these programs. Also, we note in September 2003 you entered into a contract with CECOM and received $3.1 million for manufacturing equipment to expand capabilities. Tell us how you will account for the receipts and expenditures in connection with this contract.

COMPANY RESPONSE 3:

From time to time, the Company receives funding from Government agencies to assist with certain business needs. These grants/ loans are evaluated on a case-by-case basis, and proceeds from these agencies are recorded after the Company has met all of the terms and conditions specified in the agreement. For expense reimbursement (i.e. training grants), the expense is recorded in the financial statements initially when incurred, and then reduced for any funding received. For larger incentive grants intended to assist the Company with its growth prospects and increase employment levels, the Company records a liability for the funds received from the Government agency, and then subsequently accrues interest expense related to this obligation as appropriate. Then, if certain criteria as stipulated in the agreement have been fully met (e.g. employment levels are reached), the liability is removed and the Company records a gain on grant / loan through its Statement of Operations.

In September 2003, Ultralife entered into an agreement with CECOM to purchase capital equipment to enable the Company to more quickly respond to increase manufacturing demands. The contract provided for certain milestones, which had to be met before the agency could be billed for a portion of the total $3.1 million proceeds. The expenditures for equipment made on behalf of CECOM were recorded as Construction Work in


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Progress. As each of the milestones were approved by and billed to the contracting agency, the Construction Work in Progress account was reduced accordingly. Although physically in our facility, the equipment purchased under this arrangement belongs to the US Government, and is clearly marked as such.

SEC QUESTION 4:

We note that you substantively reduced your valuation allowance for deferred tax assets related to US operations 2004 primarily as a result of current year earnings and your expectation of future profitability from US operations. Tell us and revise here and in MD&A in future filings to provide an enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely than not given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of SFAS 109.

COMPANY RESPONSE 4:

In accordance with paragraph 20 of SFAS 109, and in connection with the issuance of the financial statements for the year ended December 31, 2004, Management considered all available evidence, both positive and negative, in determining whether a valuation allowance continued to be needed against its deferred tax assets. Based on the weight of this evidence (detailed below), Management concluded sufficient positive evidence existed to recognize a deferred tax asset on U.S. deductible temporary differences and carryforwards in the amount of $23.5 million, comprised mainly of U.S. net operating loss carryforwards of $22.2 million.

Cumulative Loss
---------------
At December 31, 2004, the Company had a three-year cumulative loss, calculated as U.S. profit before tax plus or minus permanent items, of $7.8 million. However, this cumulative loss was largely due to the write-down of fixed assets of approximately $14 million during the quarter ended June 30, 2002. Without considering this one time non-operating event, the Company experienced cumulative U.S. income for the prior twelve quarters of $6.2 million.

The Company's cumulative loss is detailed as follows:

$(20.2) million  12-months ended December 2002
   8.5  million  12-months ended December 2003
   3.9  million  12-months ended December 2004
---------------
$ (7.8) million  December 2004 cumulative loss

The Company established a positive trend since December 2002, recording positive income in each of the subsequent years.


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Also influencing Management's judgment in this area was the imminence of the
Company being in a significant three-year cumulative profit position by the quarter ended June 30, 2005.

Future Taxable Income
---------------------
In accordance with paragraph 21 of SFAS 109, Management considered four sources of taxable income in determining their ability to realize the benefit of existing deductible temporary differences or carryforwards. Management determined that three of the sources of taxable income were not applicable to their analysis. Accordingly, they relied on the fourth source of taxable income: future taxable income exclusive of reversing temporary differences and carryforwards.

In order to gain comfort that it was more likely than not the Company would realize the benefits of the net operating loss deferred tax assets prior to expiration, Management modeled out the utilization of said deferred tax assets under three scenarios:

Scenario A - Steady State Model: December 2004 pre-tax income, adjusted for one time non-operating item (write-down of Taiwanese subsidiary), applied in perpetuity.

Scenario B - Assumed Growth Model 1: December 2004 pre-tax income adjusted for BA-5390 contract (see discussion below) with estimated 20% of contract revenues realized as pre-tax income.

Scenario C - Assumed Growth Model 2: December 2004 pre-tax income adjusted for BA-5390 contract with estimated 10% of contract revenues realized as pre-tax income.

Additionally, each of the models considered the impact of the expected future tax deduction of outstanding stock options as well as the annual limitation on net operating losses due to Internal Revenue Code ss.382 limitation on utilization of net operating losses (see response to Comment Five).

Modeling under each of the scenarios indicated that all net operating loss deferred tax assets will be utilized prior to expiration.

Note: Pre-tax income in each of the above scenarios should be considered a conservative estimate as Management only applied income levels previously attained by the Company and estimated profits from contracts in hand. For internal forecasting purposes, Management estimates annual organic growth of approximately 20% for the foreseeable future.

BA-5390 Contract
----------------
On December 23, 2004, the Company entered into a contract with the U.S. Defense Department, which could reach a maximum of $286 million in revenues for the Company over the next five years. Ultralife's current annual revenues approximate $100 million


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per annum. The Company expects 25% to 30% of new contract revenues to be realized as pre-tax income. However, for purposes of the deferred tax asset utilization analysis, Management has used 20% (historical rate in 2003), with the sensitivity to 10%.

Conclusion
----------
Based on the weight of the available evidence, both positive and negative, Management believed it was more likely than not the Company would realize the benefits of its U.S. deferred tax assets in the amount of $23.5 million, and therefore reversed the deferred tax asset valuation reserve in connection with the issuance of the financial statements for the year ended December 31, 2004.

Note - The remaining valuation allowance of $5.4 million is due to: 1) capital loss on write-down of investment in subsidiary ($1.2 million), and 2) the Company's U.K. subsidiary's net operating losses ($4.2 million).

The Company agrees to provide an enhanced discussion on this subject in future filings.

SEC QUESTION 5:

Supplementally tell us in further detail the nature of the "change in ownership" that took place in the fourth quarter of 2003.

COMPANY RESPONSE 5:

Management has determined that a change in ownership, as defined by Internal Revenue Code ss.382, occurred on October 29, 2003. Internal Revenue Code ss.382 defines a change in ownership as, "if...the percentage of stock of the corporation owned by one or more 5-percent shareholders has increased by more then 50 percentage points over the lowest percentage of stock of such corporation owned by such shareholder at any time during the testing period". The testing period is defined as "...the three year period ending on the testing date" (Reg. Sec. 1.382-2T(d)(1)), or in this case October 29, 2003.

Generally, when a company experiences a ss.382 ownership change, the Internal Revenue Service places a limitation on the amount of net operating losses a company may utilize annually. The amount of the limitation is based on the value of the corporation on the change date multiplied by the long-term tax-exempt rate. Additionally, a company's limitation may be increased for any net unrealized built in gain and decreased for any net unrealized built in loss (see Internal Revenue Service Notice 2003-65).

Management has determined the base ss.382 limitation to be $10.2 million with an estimated increase, due to net unrealized built in gains, of $11.8 million for a net total ss.382 limitation of approximately $22 million.


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Based on a scheduling of utilization of net operating loss deferred tax assets, which contemplates the ss.382 limitation, Management believes there will be no financial statement or tax impact due to ss.382 in the foreseeable future.

Note: The ss.382 increase due to net unrealized built in gain is currently Management's best estimate. The Company has engaged outside tax advisors to assist in finalizing this calculation.

SEC QUESTION 6:

We note the reference to involvement in environmental remediation efforts at your Newark, New York location. Please tell us and disclose in future filings the amounts of environmental expenditures capitalized and the amount of your accrual at each balance sheet date.

COMPANY RESPONSE 6:

The Company has not capitalized any expenditure to date relating to these environmental remediation efforts. The accrual amounts have been as follows:
$97,000 at December 31, 2002, $85,000 at December 31, 2003 and $66,000 at
December 31, 2004. The Company will disclose these accrual balances in future filings.

SEC QUESTION 7:

We note that due to the passage of time, the final costs of the remediation efforts may not be within the original estimate disclosed. We further note that you believe that the ultimate resolution may have a significant adverse impact on your results of operations. Tell us how you complied with the disclosure requirements of environmental matters pursuant to SAB Topic 5-Y in your 2004 Form 10-K.

COMPANY RESPONSE 7:

Subsequent to the filing of the Company's 2004 Form 10-K, the Company retained an environmental consulting firm to review the status of this remediation project. Based on the remaining items that the NYSDEC has identified as being necessary to address in order to complete this remediation, the consulting firm now estimates the cost to the Company of completing this remediation at approximately $22,000.

The Company presently has reserved approximately $66,000 against the cost of this remediation. Given the Company's environmental consulting firm has recently estimated the cost of completing this project at $22,000, the Company now believes that the final cost of this remediation will be approximately $44,000 less than the amount it has reserved for this matter. Based on this new information, the Company also now believes that, in the paragraph discussing this matter in Note 6(h) to the Company's Notes to Consolidated Financial Statements, the following statements: "This cost, however, is merely an estimate and the cost may in fact be much higher"; the fourth-to-last sentence,


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that: "It is unknown at this time whether the final cost to remediate will be in the range of the original estimate, given the passage of time"; and the last two sentences, that: "The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved. Furthermore, the Company may face claims resulting in substantial liability which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved" are not likely to result from the completion of this remediation project.

The Company would respectfully note that it based its response in Note 6(h) on the requirements of SAB Topic 5-Y regarding environmental matters and believes the disclosures regarding this matter in the 2004 Form 10-K were in substantial compliance with the applicable parts of those requirements, particularly the items discussed in Questions 2 and 4 thereof.

The Company will be updating the disclosure regarding this matter in the Company's next Form 10-Q filing to reflect the new estimates of completing this remediation. The Company expects to note that it no longer believes it may face claims resulting in substantial liability, which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved.

We acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, I can be reached at (315) 359-6601.

Sincerely,


/s/ John D. Kavazanjian
-----------------------

John D. Kavazanjian
President and Chief Executive Officer